(Exhibit 12.1)

Hanesbrands Inc.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

(Unaudited)

	Six Months Ended July 2, 2011	Years Ended				Six Months Ended December 30, 2006	Year Ended July 1, 2006
		January 1, 2011	January 2, 2010	January 3, 2009	December 29, 2007
Earnings, as defined:
Income from continuing operations before income tax expense, noncontrolling interest and income/loss from equity investees	$168,942	$234,534	$59,449	$163,195	$185,321	$112,830	$417,543
Fixed charges	94,077	174,520	191,442	179,003	223,395	90,168	44,366
Amortization of capitalized interest	1,608	3,824	3,722	3,632	3,676	2,024	4,227
Interest capitalized	(1,047)	(2,190)	(6,559)	(4,047)	(2,184)	(1,904)	(4,656)
Noncontrolling interest in pre-tax income	—	(1,019)	(1,173)	(158)	(1,195)	(910)	(1,224)

Total earnings, as defined	$263,580	$409,669	$246,881	$341,625	$409,013	$202,208	$460,256

Fixed charges, as defined:
Interest expense	$76,723	$139,923	$159,222	$155,280	$201,131	$78,692	$26,075
Amortized premiums, discounts and capitalized expenses related to indebtedness	5,227	12,739	10,967	6,032	6,475	2,279	—
Interest factor in rental expenses	12,127	21,858	21,253	17,691	15,789	9,197	18,291

Total fixed charges, as defined	$94,077	$174,520	$191,442	$179,003	$223,395	$90,168	$44,366

Ratio of earnings to fixed charges	2.80	2.35	1.29	1.91	1.83	2.24	10.37

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with our consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this prospectus. The interest expense included in the fixed charges calculation above excludes interest expense relating to our uncertain tax positions. The interest factor in rental expenses is calculated as one-third of rent expense.